Contact

www.linkedin.com/in/yael-weiss-2b69654 (LinkedIn)

Top Skills

Clinical Development
Pharmaceutical Industry
Biotechnology

Yael Weiss

CEO at Mahzi Therapeutics
Blaine, Washington, United States

Experience

Biotech CEO Sisterhood
Member
April 2023 - Present (3 years 2 months)

Mahzi Therapeutics
Chief Executive Officer
October 2021 - Present (4 years 8 months)

Chief
Member
April 2021 - April 2023 (2 years 1 month)

Ultragenyx Pharmaceutical Inc.
7 years 4 months

VP Business Development
April 2017 - February 2022 (4 years 11 months)

Executive Director, Search and Evaluation, Business Development
November 2014 - February 2022 (7 years 4 months)
Novato, California

Merck
7 years 4 months

Executive Director, Head MRL regional deals
June 2011 - October 2014 (3 years 5 months)

Director, Global Scientific Affairs
July 2007 - June 2011 (4 years)

Merck Sharp & Dohme
Medical Director
2003 - 2007 (4 years)

Genzyme

Medical Director
2000 - 2003 (3 years)

Columbine Ventures
VP
1999 - 2002 (3 years)

Education

Weizmann Institute of Science
MSc, PhD, Molecular Genetics

The Hebrew University of Jerusalem
Doctor of Medicine (MD)

Tel Aviv University
BSc, Biology, General